UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Stein Mart, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

858375108

(CUSIP Number)

Jay Stein

1200 River Place Boulevard

Jacksonville, FL 32207

(904) 346-1500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 16, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 858375-10-8	13D	Page 1 of 3 pages

Explanatory Note

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) amends and supplements the statement on Schedule 13D filed with the United States Securities and Exchange Commission on February 10, 2020 (as amended to date, the “Statement”), relating to Common Stock, $0.01 par value per share (the “Common Stock”), of Stein Mart, Inc., a Florida corporation (the “Issuer”). Capitalized terms used herein without definition shall have the meaning set forth in the Statement.

Item 4.	Purpose of Transaction.

Item 4 of the Statement is amended and supplemented as follows:

On April 16, 2020, the Issuer entered into a Termination and Settlement Agreement (the “Merger Termination Agreement”) by and among the Issuer, Parent, Merger Sub and Stein LLC, pursuant to which the parties have terminated the Merger Agreement. In addition, as a result of the execution of the Merger Termination Agreement, the Ancillary Agreements (as defined in the Merger Termination Agreement) automatically terminated by their terms. The preceding summary does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Termination Agreement, which is filed as an exhibit to this Statement and incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Statement is amended and supplemented as follows:

Item 4 above summarizes certain provisions of the Merger Termination Agreement and is incorporated herein by reference. A copy of the Merger Termination Agreement is attached as an exhibit to this Statement and incorporated herein by reference.

Except as set forth herein, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

CUSIP No. 858375-10-8	13D	Page 2 of 3 pages

Item 7.	Material to Be Filed as Exhibits.

Item 7 of the Statement is amended and supplemented as follows:

Exhibit Number	Description

4	Merger Termination Agreement, dated as of April 16, 2020, by and among the Issuer, Parent, Merger Sub and Stein LLC (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on April 16, 2020).

CUSIP No. 858375-10-8	13D	Page 3 of 3 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 17, 2020

Jay Stein

/s/ Jay Stein

Stein Family Holdco LLC

By:	/s/ Jay Stein
Name: Jay Stein
Title: Manager